FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Sun Life Financial Inc.

150 King Street West

Toronto, Ontario

M5H 1J9

Item 2 – Date of Material Change

September 29, 2008

Item 3 – News Release

The attached press release was issued through the facilities of Canada Newswire on September 29, 2008.

Item 4 – Summary of Material Change

The Company announced the appointment of Jon C. Boscia as President, Sun Life Financial and Robert C. Salipante as President, SLF International.

Item 5 – Full Description of Material Change

See the attached press release.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

Thomas A. Bogart, Executive Vice-President & General Counsel, (416) 979-4024.

Item 9 – Date of Report

September 29, 2008

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Sun Life Financial announces executive management changes

TORONTO (September 29, 2008) — Sun Life Financial Inc. (TSX/NYSE: SLF) today announced three additions and other movements in its executive management team. These appointments will further enhance Sun Life’s U.S. management expertise in the world’s largest financial services market while leveraging leadership strength to accelerate international growth.

Effective October 14, 2008, Jon A. Boscia, 56, will join as President, Sun Life Financial and be based in Wellesley Hills, Massachusetts. He will be responsible for Sun Life’s overall U.S. business, apart from Massachusetts Financial Services Company, and oversee worldwide marketing. Donald A. Stewart, Chief Executive Officer, Sun Life Financial said, “Jon has a stellar reputation and is widely recognized as one of the top industry leaders in the overall retirement, insurance and investment management businesses; and has also led a successful public company. We are delighted he has chosen to join our team.”

Mr. Boscia has enjoyed a distinguished career with significant experience in strategic leadership, financial management, distribution and marketing. He retired from Lincoln Financial Group in August 2007 where he served as its Chief Executive Officer for 10 years. During his tenure, Mr. Boscia developed Lincoln into a company widely regarded as having one of the best business franchises in the industry with a strong distribution system and highly competitive products. He was responsible for the integration of multiple acquisitions and produced outstanding organic growth. Mr. Boscia said, “Sun Life is known for its excellence in products, innovation and leadership. These advantages, coupled with an opportunity to join Don and his international leadership team, made this a very easy decision for me. I’m excited by this challenge.”

Joining Mr. Boscia’s team effective October 27, 2008 will be Westley V. Thompson, 53, as President, SLF U.S. and Terrence J. Mullen, 43, as President, Sun Life Financial Distributors, Inc. Mr. Thompson will be responsible for the SLF U.S. business lines while Mr. Mullen will oversee distribution, including the distribution aspects of Sun Life’s Employee Benefits Group, life and annuities products and services. Both Mr. Thompson and Mr. Mullen join Sun Life from Lincoln Financial Group.

Mr. Thompson said, “I’m thrilled to be joining Sun Life, a company that responds to the needs of the marketplace by leveraging the strengths of its businesses and the expertise of its people.” Mr. Mullen added, “Sun Life has excellent brand equity among leading distributors and I see my role to expand and enhance our service offerings to our various customer groups and key partners.”

Robert Salipante, 52, has been appointed President, SLF International and will work out of Sun Life’s Corporate Office in Toronto. He will assume enterprise-wide responsibilities, including information technology, shared business services, SLF U.K., Reinsurance and other international strategic initiatives. He will continue to lead Sun Life’s Bermuda operations, International Variable Annuity Center, Group Business International, and International Distribution. Mr. Stewart added, “Bob has made significant contributions to our business in the U.S. and our company will now benefit internationally from his expertise.” He added, “The periodic rotation of our business leaders is one of the cornerstones of our international strategy.”

In his five-year tenure as President, SLF U.S., Mr. Salipante led Sun Life’s U.S. business to a number of key accomplishments, including securing core carrier relationships for the Individual business with pre-eminent distributors such as the M Financial Group and National Financial Partners. Mr. Salipante also drove innovation in Sun Life’s annuities business with the launch of industry-first products including Income ON Demand™, and doubled the size of Sun Life’s Employee Benefits Group through the successful acquisition and integration of Genworth’s group benefits business. Mr. Salipante added, “I’m excited by this broader mandate given Sun Life’s mission and international potential.”

Mr. Salipante will work with the new team in Wellesley Hills to ensure a seamless transition that will allow Sun Life to maintain customer focus and distribution support.

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About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2008, the Sun Life Financial group of companies had total assets under management of CDN$413 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Media Relations Contact:

Steve Kee

Assistant Vice-President, Communications

Tel: 416-979-6237

steve.kee@sunlife.com

Investor Relations Contact:

Paul Petrelli

Vice-President, Investor Relations

Tel: 416-204-8163

investor.relations@sunlife.com